Exhibit 99.1

Press Release Brussels / 4 October 2017 / 10:15pm CET

Anheuser-Busch InBev Completes Coca-Cola Beverages Africa Transition

Brussels, 04 October 2017: Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced today that the transition of its 54.5% equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”) for 3.15 billion USD, after customary adjustments, as announced on Dec 21, 2016, has now been completed.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SABMiller plc, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Following completion, CCBA will remain subject to the agreement reached with the South African Government and the South African Competition Authorities on several conditions, all of which were previously announced.

In addition the companies continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire AB InBev’s interest in, or the bottling operations of, its businesses in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador, and Honduras. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Peter Dercon Tel: +32 (0) 16 276 823 E-mail: peter.dercon@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com

Aimee Baxter Tel: +1.646.628.0393 E-mail: aimee.baxter@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Robyn Chalmers Tel: +27-11-881-8679 E-mail: robyn.chalmers@za.ab-inbev.com

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Press Release Brussels / 4 October 2017 / 10:15pm CET

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holding Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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